May 28, 2012

H. Roger Schwall

Assistant Director

Caroline Kim

Staff Attorney

Laura Nicholson

Staff Attorney

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Northumberland Resources, Inc.
Amendment No. 2 to Preliminary Information Statement on Schedule 14C
Filed April 18, 2012
File No. 0-54034

Dear Mr. Schwall;

The following are the Company’s responses to your comment letter dated May 8, 2012.

General

1. We note your response to prior comment 1. Please include such information in your filing. Please also disclose why Wannigan Consulting Corp. engaged in such solicitation. For example, please address why Wannigan wanted to create such a class of preferred stock. We note that I-Quest, which is affiliated with Mr. Villamagna, was solicited by Wannigan.

It was the initial belief by Wannigan which has since been adopted by the company that having fewer outstanding common shares outstanding is likely to make future fundraising easier and the swap for preferred allows there to be fewer common shares outstanding without changing the voting interests of the current shareholders.

2. We note your disclosure in your Annual Report on Form 10-K for the fiscal year ended December 31, 2011 that Mr. Villamagna is the President and CEO of I-Quest. Please revise your filing to include such information, and to disclose all other affiliations between Northumberland Resources, Inc. and the stockholders who signed the written consent. In addition, for each stockholder that signed the written consent, please disclose in your table provided under the caption “Stockholders Providing Written Consents” the natural person with voting and investment control over the shares, if such stockholder is not a natural person.

Stockholders Providing Written Consents
Name	Natural Person with Voting Control	Address	Affiliation to Company

FortunatoVillamagna	FortunatoVillamagna	10805 Bernini Dr. Las Vegas NV 89141	Director

International IR, Inc.	Jake Bottay	701 N Green Valley Pkwy, Ste 200-258, Henderson, NV 89074	IR Agreement with NHUR

Peter Hewitt	Peter Hewitt	4 Chapel Close West Bradford Clitheroe Lancashire England BB7 4TH	Director

Chancery Lane Investment Group, Inc.	Tricia Burrows	51 Dean St., PO Box 644 Belize City Belize, C.A.	None

I-Quest, Inc.	FortunatoVillamagna	10805 Bernini Dr. Las Vegas NV 89141	Director

Wannigan Consulting Corp.	Kenneth Liebscher	5466 Canvasback Rd., Blaine WA	Consultant

CelticLyon Ltd.	David Craven	Main Street, Charleston, Nevis, Nevis West Indies	None

3. Please revise your filing to provide the language of the amendments to your Articles of Incorporation, and attach to your filing a copy of the amendment.

Included and attached.

Very truly yours,

/s/FortunatoVillamagna

FortunatoVillamagna, CEO

Northumberland Resources, Inc.